ELEMENTAL ROYALTY CORPORATION

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations ("NI 51-102")

Following the Annual General and Special Meeting of Shareholders of the Company held on May 27, 2026 (the "Meeting"), and in accordance with Section 11.3 of NI 51-102, we hereby notify you of the following results obtained at the Meeting:

1. The number of directors of the Company was set at five (5) by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 40,624,675 (99.08%) votes FOR and 379,090 (0.92%) votes AGAINST.

2. The following directors were elected at the Meeting by a majority of the shareholders that voted at the Meeting:

Director	Votes FOR	Votes WITHHELD
Juan Sartori	32,329,811 (99.28%)	234,417 (0.72%)
David M. Cole	32,461,724 (99.69%)	102,504 (0.31%)
Antonio Simon Vumbaca	32,447,544 (99.64%)	116,683 (0.36%)
Ravi Sood	30,848,112 (94.73%)	1,716,115 (5.27%)
Sunny Lowe	32,425,610 (99.57%)	138,618 (0.43%)

3. PricewaterhouseCoopers LLP were appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 40,924,475 (99.81%) votes FOR and 79,290 (0.19%) votes WITHHELD.

4. Ratification of the Company's Amended Omnibus Plan was approved by shareholders that voted at the Meeting. Shares voted by proxy represented 30,914,328 (94.93%) votes FOR and 1,649,899 (5.07%) votes AGAINST.

Dated at Vancouver, British Columbia this 28th day of May, 2026

Elemental Royalty Corporation

By:	/s/ David Gossen
David Gossen
Chief Legal Officer

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com